China Hefeng Rescue Equipment, Inc.
No. 88, Taishan Street
Beigang Industrial Zone
Longgang District, Huludao
Liaoning Province, China

November 7, 2012

Russell Mancuso, Esq.
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China Hefeng Rescue Equipment, Inc. Form 8-K Amended August 9, 2012 Form 10-Q for Fiscal Quarter Ended June 30, 2012 Filed August 17, 2012 File No. 000-54224

Dear Mr. Mancuso:

This letter responds to certain comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China Hefeng Rescue Equipment, Inc. (the “Company”) dated October 24, 2012.  For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.

Contractual Arrangements, page 7

Staff Comment 1:   Please reconcile the information in the chart on page 10 with the charts on page 7 of the Dragons Soaring financial statements and page F-11 of your most recent 10-Q which appear to indicate an additional interest in Huashi International Holdings.

Response:  Gao Yi Sha Yang transferred his ownership of Huashi International to Dragons Soaring on January 5, 2012.  The inclusion of his name in the chart on page F-11 of the June 2012 10-Q was an error.  The error will be corrected in future filings.

Leasing Agency Business, page 13

Staff Comment 2:   Please tell us why you believe you can state with certainty that the rescue capsule will pass the application for the state mining product safety mark. We note that on page 18 you state that the product is in the fifth step of a six step process. In this regard, we also note that on page 17 you disclose that you expect the mark by the end of August 2012; please tell us whether the mark was obtained by that time, or, if not, the reasons for the delay.

Response:  We are certain that the rescue capsule will be awarded the state mining product safety mark because the capsule has passed all of the tests conducted by the relevant testing departments.  The application has now been passed to the National Safety Standards Center, which is responsible for reviewing all of the test and inspection reports.  The procedure has been delayed, however, because all government departments are engaged in preparation for the Eighteenth National Party Congress.  Accordingly, when the Staff has completed its review of our responses to the comments, we will file a third amendment to the 8-K in which we will modify the first sentence of the third paragraph on page 17 thus:

The rescue capsule produced by Hefeng Mine Rescue is in the application process for the certificate of the state mining product safety mark ~~and is expected to obtain the approval by the end of August 2012~~.

Customers, page 15

Staff Comment 3:  Please reconcile your disclosure added in response to prior comment 7 with Note 9 on page 20 of the Huludao Hefeng financial statements and Note 10 on page 23 of the Dragons Soaring financial statements. Refer to Regulation S-K Item 101(h)(4)(vi).

Response:  The number of customers that accounted for 10% or more of the Company’s revenue during the reporting periods was:

2011           2010           Q112           Q111
   2                4                 1                   5

When the Staff has completed its review of our responses to the comments, we will file a third amendment to the 8-K in which we will modify the last two sentences of the “Customers” section on page 15 thus:

During 2011, ~~only one~~ two customers accounted for more than 10% of our revenue:  the Shanxi Taizhong Coal Mining Machinery Equipment Co., Ltd., which paid us a leasing commission that equaled 31% of our revenue for 2011, and the Shijiazhuang Mining Machinery Co., Ltd., which paid us a fee for equipment design that represented 10% of our revenue for 2011.  During the period from inception of our operations through the end of 2010, two customers for equipment design and two customers for system design each accounted for more than 10% of our revenue.

We will also modify Note 9 to the Huludao Hefeng financial statements thus:

~~The Company has~~ Two ~~four major~~ customers ~~two of which~~ accounted for approximately 41% of total revenues for the year ended December 31, 2011, and four customers accounted for approximately 57% of total revenues for the period from May 11, 2010 (inception) through December 31, 2010.  Two of them accounted for 14% and 33% of accounts receivable as of December 31, 2011 and 2010, respectively.  ~~80% of accounts receivable and 46% of sales for the year ended December 31, 2011; and two major customers accounted for 63% of accounts receivable and 34% of sales for the period from May 11, 2010 (inception) through December 31, 2010.~~

We will also modify Note 10 to the Dragons Soaring financial statements thus:

~~The Company has three major~~ One customer ~~two of them~~ accounted for approximately 60% of sales for the three months ended March 31, 2012, and five customers  accounted for  approximately 59% of sales for the three months ended March 31, 2011.  One of them accounted for approximately 36% and 14% of accounts receivable as of March 31, 2012 and December 31, 2011 respectively. ~~59% of accounts receivable and 60% of sales for the three months ended March 31, 2012; and three customers accounted for 68% of accounts receivable and 21% of sales for the three months ended March 31, 2011.~~

Market, Sales and Distribution, page 15

Staff Comment 4:  Given your disclosure in response to prior comment 7 that you generally do not have “perennial” relationships, please revise your disclosure here and throughout your document to your “long-term” relationships.

Response:  When the Staff has completed its review of our responses to the comments, we will file a third amendment to the 8-K, in which we will modify the first paragraph of the “Market, Sales and Distribution” section thus:

The Company establishes long-term cooperative relationships with mining product manufacturing enterprises, then ~~and continually develops extensive downstream mining enterprise client groups.  The Company~~ helps make sales or leasing contacts between the manufacturers and mine operators through the Company’s introduction services.  The Company earns commissions upon a completed contract. In addition, the Company sells services to design mine and rescue equipment products for manufacturing enterprises, research and develop mine safety systems for mine enterprises, and provide paid training and maintenance services. These services are then subcontracted to third parties to complete the work.

We will also modify the section on page 16 titled “Our Competition” thus:

The Company mainly focuses on mine manufacturing safety. At present, the Chinese mine rescue products industry is still in its infancy, with not many enterprises that engage in rescue product manufacture and sales, and competitive environments are not formed yet. The Company, however, has upstream supply enterprises with products of patent technology, and downstream contact ~~client groups~~ with extensive mine enterprises. As a result, the Company has strong market competitiveness in environments where the industry is not mature.

We believe that these were the only two places in the text where we identified our relationships with customers as “long-term” or suggested the existence of perennial customers.

Under the EIT Law, page 26

Staff Comment 5:  Regarding your responses to prior comments 9 and 10:

•	Please disclose the resources and obligations of your non-PRC entities in a manner that provides investors sufficient information to evaluate when you would have “to remit funds from [y]our WFOE.”
•
Given your disclosure that you have not made a determination as to whether you are a “resident enterprise” but your non-PRC stockholders could be subject to a tax on transferring your shares if you are a resident enterprise, please disclose clearly how investors will know whether they are subject to the tax. Explain any uncertainty created for investors given that you have not determined whether you are a resident enterprise, and disclose the potential remedies of tax authorities if they determine that your investors should have paid the tax but did not. Also, revise the caption as appropriate or address these issues in a separately captioned risk factor.

Response: When the Staff has completed its review of our responses to the comments, we will file a third amendment to the 8-K, in which we will modify the caption and the last three paragraphs of this risk factor thus:

We cannot determine whether, under the EIT Law, we may be classified as a "resident enterprise" of China. Such classification ~~will~~ would likely result in unfavorable tax consequences to us and our non-PRC stockholders.  Our inability to make the determination will subject our shareholders to uncertainty regarding whether sale of their shares will subject them to taxation in China.

*       *       *       *       *
Because the EIT Law, its implementing rules and the recent circular are relatively new, no official interpretation or application of this new "resident enterprise" classification is available. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.  Because we lack guidance regarding how the PRC tax authorities will interpret and apply the EIT Law, our management has determined that it will not make a decision as to whether Bridgeway is a resident enterprise for PRC enterprise income tax purposes unless and until we either plan to remit funds from our WFOE to its Hong Kong shareholder or we plan to pay dividends to the shareholders of our U.S. parent corporation.  In either situation, our determination would be based on interpretations of the EIT Law prevailing at that time.

If the PRC tax authorities determine that Bridgeway is a "resident enterprise" for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow:

•
First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income ~~as well as PRC enterprise income tax reporting obligations.  In our case,~~  This would mean that any ~~income such as~~ non-China source income would be subject to PRC enterprise income tax at a rate of 25%, the same rate applied to corporate income earned within China.  However, since all of our operations are carried out by our Chinese subsidiaries and affiliates, it is unlikely that we will have any non-China source income in the foreseeable future.

•
Second, although under the EIT Law and its implementing rules dividends paid to our non-PRC subsidiaries ~~us~~ from our PRC subsidiary would qualify as "tax-exempt income," we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.  Currently, neither our U.S. parent corporation nor any of our non-PRC subsidiaries has any significant cash resources or liquid assets.  Unless and until our U.S. parent corporation obtains funds from the sale of securities, the funds required to operate our U.S. parent corporation and our non-PRC subsidiaries must be obtained either from loans by related parties or by dividends paid by our PRC subsidiary.  Imposition of a withholding tax on such dividends could interfere with our ability to finance the operations of our U.S. parent and non-PRC subsidiaries.

•
Third ~~Finally~~, it is possible that future guidance issued with respect to the new "resident enterprise" classification could result in a situation in which the PRC will attempt to impose a 10% withholding tax ~~is imposed~~ on dividends that Bridgeway ~~we~~ pays to our non-PRC stockholders.

•
Finally, it is possible that resident enterprise classification could result in the PRC seeking to tax any ~~and with respect to~~ gains derived by our non-PRC stockholders from transferring their ~~our~~ shares in our company. Although most of our non-PRC shareholders would not be subject to the jurisdiction of the PRC tax authorities, the uncertainty regarding whether they may be liable to pay such a tax could be a burden for some of our shareholders, particularly those who have business or other interests in the PRC.

~~Because we lack guidance regarding how the PRC tax authorities will interpret and apply the EIT Law, our management has not yet made a determination as to whether Bridgeway is a resident enterprise for PRC enterprise income tax purposes.  Since all of our operations are carried out by our Chinese subsidiaries and affiliates, it is unlikely that we will have any non-China source income in the foreseeable future.   Therefore, we will not have to make a determination as to the applicability of the classification unless and until we either plan to remit funds from our WFOE to its Hong Kong shareholder or we plan to pay dividends to the shareholders of our U.S. parent corporation.  In either situation, our determination would be based on interpretations of the EIT Law prevailing at that time.~~

Transactions with Related Persons, page 62

Staff Comment 6:  Given your response to prior comment 20, please tell us whether Huladao Rescue is making the required payments under the VIE agreements. If the required payments are not being made, please expand your discussion of these agreements here, disclosing the amount due, the reasons why the payments are not being made and any interest, penalties or other remedies being sought.

Response:

Huashida Information Consulting has waived the requirement of timely payment by Huludao Rescue in order to permit Huludao Rescue to reinvest its net profits into operations.  To reflect this situation, in the third amendment to the 8-K, we will:

(a)	Modify the next to last paragraph on page 8, thus:

The VIE Agreements with our Chinese affiliate and its shareholders, which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce under PRC law.  To date, Huludao Rescue has not made any payment to Huashida Consulting, but all amounts due under the Exclusive Technical Service and Consulting Agreement have been accrued.  See “Risk Factors - Risks Relating to the VIE Agreements.”

(b)	Modify the first paragraph of the risk factor on page 29 titled “The PRC Government may determine…” thus:

Huashida Consulting provides support and consulting service to Huludao Rescue pursuant to the VIE Agreements.  Almost all economic benefits and risks arising from Huludao Rescue’s operations are required to be transferred to Huashida Consulting under these agreements, although at present all amounts due from Huludao Rescur to Huashida Consulting are being accrued and no payments have been made.  Details of the VIE Agreements are set out in “DESCRIPTION OF BUSINESS – Contractual Arrangements with our Controlled Affiliate and its Shareholders” above.

(c)	Modify the relevant text in “Transactions with related parties” on page 63 thus:

(1)
an Exclusive Technical Service and Business Consulting Agreement between Huashida Consulting and Huludao Rescue pursuant to which Huashida Consulting is to provide technical support and consulting services to Huludao Rescue in exchange for (i) 95% the total annual net profit of Huludao Rescue and (ii) RMB100,000 per month (US$15,800~~170~~).  To date, in order to make funds available to funds the growth of Huludao Rescue, Huludao Rescue has not made any payment to Huashida Consulting.  Accordingly, $759,636 has been accrued on the balance sheet of Huludao Rescue as due to Huashida Consulting pursuant to the Exclusive Technical Service and Consulting Agreement have been accrued.

(d)
In the Dragons Soaring financial statements for the period ended March 31, 2012, modify “Note 2: Summary of Significant Accounting Policies:  Basis of Accounting and Presentation” by editing the liabilities side of the balance sheet and the summary statement of gross profit and net income of Huludao Rescue presented there thus:

LIABILITIES	March 31, 2012	December 31 2011
	(Unaudited)

Current liabilities:
Accounts payable	$927,051	$707,563
Payable to WFOE (1)	759,636	-
Advances from customers	94,228	3,535
Deferred revenue	132,270	139,236
Accrued expenses and other payables	441,739	386,325

Total current liabilities	2,354,924	1,236,659

TOTAL LIABILITIES	$2,354,924	$1,236,659

	For the three months ended March 31, (Unaudited)
	2012	2011

Gross profit and net commission income	$1,182,553	$533,638
Net income	37,486	366,941

(1)
Payable to WFOE represents outstanding amounts due to Huashida Information Consulting (Shenzhen) Co. Ltd. under the Exclusive Technical Service and Business Consulting Agreement (see Note 1) for consulting services provided to Huludao Rescue in exchange for 95% of Huludao Rescue's net income and additional monthly payments of approximately RMB 100,000 (US$15,800).

Huludao Hefeng Rescue Equipment Co. and Dragons Soaring Limited and Subsidiaries Consolidated Financial statements

Statements of Income and Other Comprehensive Income

Staff Comment 7:  We reference the changes made in response to prior comment 13. Please revise to clearly disclose the reclassifications made to the financial statements to classify the portion of the business tax attributable to commission revenue as cost of commission revenue. Tell us how you considered the disclosure requirements of FASB ASC 250-10-50-7.

Response:  When the Staff has completed its review of our responses to the comments, we will file a third amendment to the 8-K, in which we will:

(a)
identify as “restated” the Statements of Income and Other Comprehensive Income of Huludao Hefeng Rescue Equipment Co., Ltd. for the year ended December 31, 2011 and the period from May 11, 2010 (inception) to December 31, 2010, and add a reclassification and restatement disclosure in Note 2 to those financial statements, thus:

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reclassification and Restatement

The Statements of Income and Other Comprehensive Income for the year ended December 31, 2011 and the period from May 11, 2010 (inception) to December 31, 2010 have been restated.  In the Statements as originally filed, we had classified all business tax accrued during the periods as cost of sales.  In the restated Statements, we have reclassified the portion of business tax attributable to commission revenue as cost of commissions.  These reclassifications have no effect on previously reported earnings.  The following table specifies the effect of the reclassification on each affected item in the Statements of Income and Other Comprehensive Income:

	Year Ended December 31, 2011		Period from May 11, 2010 (Inception) to December 31, 2010
	As Reported	As Restated	As Reported	As Restated
Cost of Sales	$2,284,244	$2,144,230	$820,953	$815,209
Gross Profit	$1,000,299	$1,140,313	$544,607	$550,351
Cost of Commissions	$1,026,245	$1,166,259	$22,742	$28,486
Net Commissions	$1,448,907	$1,308,893	$76,820	$71,076

(b)
identify as “restated” the Consolidated Statements of Income and Other Comprehensive Income of Dragons Soaring Limited and Subsidiaries for the three months ended March 31, 2012 and 2011, and add a reclassification and restatement disclosure in Note 2 to those financial statements, thus:

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reclassification and Restatement

The Consolidated Statements of Income and Other Comprehensive Income for the three months ended March 31, 2012 and 2011have been restated.  In the Statements as originally filed, we had classified all business tax accrued during the periods as cost of sales.  In the restated Statements, we have reclassified the portion of business tax attributable to commission revenue as cost of commissions.  These reclassifications have no effect on previously reported earnings.  The following table specifies the effect of the reclassification on each affected item in the Consolidated Statements of Income and Other Comprehensive Income:

	Three Months Ended March 31, 2012		Three Months Ended March 31, 2011
	As Reported	As Restated	As Reported	As Restated
Cost of Sales	$477,558	$570,766	$596,213	$607,553
Gross Profit	$194,225	$101,017	$477,534	$466,194
Cost of Commissions	$648,354	$555,146	$146,397	$135,057
Net Commissions	$988,328	$1,081,536	$56,104	$67,444

(c)
Provide an amended and re-dated audit opinion of Wei, Wei & Co, LLP with respect to the Statements of Income and Other Comprehensive Income of Huludao Hefeng Rescue Equipment Co., Ltd. for the year ended December 31, 2011 and the period from May 11, 2010 (inception) to December 31, 2010, in which the restatement is recognized.

Staff Comment 8:   Please tell us how you have determined the amount to record as noncontrolling interests. In addition, please further clarify the nature of the noncontrolling interest in the footnotes to your financial statements.

Response: According to VIE agreement, 95% annual profit of Huludao Rescue will be attributed to the Company. The noncontrolling interests was calculated and recorded as 5% of net assets in Huludao Rescue.

In the third amendment to the 8-K we will add the following disclosure to Note 2 to the financial statements of Dragons Soaring:

“Noncontrolling interests

The Company evaluated and determined that under the VIE agreements as disclosed in Note 1, it is deemed to be the primary beneficiary of Huludao Rescue.  The noncontrolling interest, representing the 5% of net assets in Huludao Rescue not attributable, directly or indirectly, to the Company is measured at its carrying value in equity section of the consolidated balance sheets.”

Form 10-Q for the quarterly period ended June 30, 2012

Consolidated Statements of Cash Flows, page F-6

Staff Comment 9:  Please tell us why you reconcile net cash provided by operating activities to net income excluding non-controlling interests. Please note that FASB ASC 230-10-45-28 references the reconciliation of “net income” and net cash flow from operating activities. In addition, FASB ASC 810-10-45-19 indicates that net income should include the amounts attributable to the owners of the parent and the noncontrolling interest.

Response:  In the Consolidated Statements of Cash Flows included in the Form 10-Q, “net cash provided by operating activities” is reconciled to the amount identified on the Statements of Income as“net income before noncontrolling interests” - i.e. the amount attributable to the owners of the parent and the noncontrolling interest.

Note 2. Summary of Significant Accounting Policies, page F-11

Change of Fiscal Year End Date, page F-14

Staff Comment 10:   Since the transaction with Bridgeway was accounted for as a reverse merger with Dragons Soaring as the accounting acquirer, please tell us why you included operating expenses of Bridgeway in the consolidated financial statements for periods prior to the date of the reverse merger.

Response:  The operating expenses of Bridgeway for periods prior to the reverse merger were approximately $6,000.  The Company erroneously included them in the consolidated financial statements.  However, since the amount was immaterial, the financial statements were not corrected.  In the third amendment to the 8-K, we will eliminate the statement that the Bridgeway operating expenses were included in the prior period financial statements.

Revenue and Cost Recognition, page F-16

Staff Comment 11:  In future filings, please revise your accounting policy for commission revenue, similar to your disclosure in the Form 8-K/A filed October 9, 2012. Please also apply to your discussion within critical accounting policies on page 13.

Response:  In future filings we will replace the penultimate paragraph of the “Revenue and Cost Recognition” note and the penultimate paragraph of the “Revenue and Cost Recognition” accounting policy with the text set forth in the penultimate paragraph of the “Revenue and Cost Recognition” note to the financial statements of Dragons Soaring contained in the Form 8-K/A.

Management’s Discussion and Analysis, page 2

Staff Comment 12:   Please tell us how your disclosure here reflects that portion of comment 25 from our letter dated July 12, 2012 regarding when your material contracts will end and the magnitude of those contracts.

Response:   As of June 30, 2012 we had no contract that was expected to generate revenue during any six month period following June 30, 2012 that would exceed 10% of our revenue for that period.  In future filings, if we have a contract that meets that standard of materiality, or that we deem material for some other reason, we will disclose the terms of the contract, including the magnitude and expected date of termination.

Evaluation of Disclosure Controls and Procedures, page 15

Staff Comment 13:   With a view toward revised disclosure, please tell us the steps you are taking, if any, to remediate the material weakness disclosed on page 15.

Response:  The Company has been recruiting qualified financial staff and has already met with several candidates.  We have not yet engaged additional staff, however.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or to Robert Brantl, company counsel, at (914) 693-3026.

Sincerely, /s/ Baoyuan Zhu Baoyuan Zhu Chairman of the Board

ACKNOWLEDGEMENT

China Hefeng Rescue Equipment, Inc. acknowledges that:

●	China Hefeng Rescue Equipment, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	China Hefeng Rescue Equipment, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHINA HEFENG RESCUE EQUIPMENT, INC. By: /s/ Baoyuan Zhu Baoyuan Zhu Chairman of the Board